                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            Red Bell Brewing Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    756346102
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

CUSIP NO. 756346102


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Foothill Group, Inc.
          Tax Identification No. 94-1663353

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    400,000
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 400,000
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             400,000

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.5%

12)        TYPE OF REPORTING PERSON

             HC

                                       13G

CUSIP NO. 756346102


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Foothill Capital Corporation
          Tax Identification No. 95-2689288

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

          California

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    400,000
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 400,000
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             400,000

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.5%

12)        TYPE OF REPORTING PERSON

             HC

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Red Bell Brewing Company

Item 1(b)  Address of Issuer's Principal Executive Offices:

           3100 West Jefferson Street
           Philadelphia, PA 19121-3508

Item 2(a)  Name of Person Filing:

           The Foothill Group, Inc.
           Foothill Capital Corporation

Item 2(b)  Address of Principal Business Office:

           The Foothill Group, Inc.
           11111 Santa Monica Boulevard, Suite 1500
           Los Angeles, CA 90025-3333

           Foothill Capital Corporation
           2450 Colorado Avenue, Suite 3000 West
           Santa Monica, CA 90404

Item 2(c)  Citizenship:

           The Foothill Group, Inc.:  Delaware
           Foothill Capital Corporation:  California

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e) CUSIP Number:

           756346102

Item 3     The person filing is a:

           Not applicable.

Item 4     Ownership:

           See Items 5-11 of each cover page.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not applicable.

Item 9     Notice of Dissolution of Group:

           Not applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 6, 2002

THE FOOTHILL GROUP, INC.



By:  /s/ Kevin D. Gary
         Kevin D. Gary, Senior Vice President and
           Chief Financial Officer

                                    AGREEMENT
                                    ---------

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by The Foothill Group, Inc. on its own behalf and on behalf of Foothill Capital Corporation.

Dated:  February 6, 2002

THE FOOTHILL GROUP, INC.



By:  /s/ Kevin D. Gary
         Kevin D. Gary, Senior Vice President and
           Chief Financial Officer

FOOTHILL CAPITAL CORPORATION



By:  /s/ Henry F.Jordan
         President

                                  ATTACHMENT A
                                  ------------

The Schedule 13G to which this attachment is appended is filed by The Foothill Group, Inc. on behalf of the following subsidiaries:

         Foothill Capital Corporation